BURNS, FIGA & WILL, P.C.

Via Federal Express

May 25, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

      Re:       Golden Eagle International, Inc.
                   Form 10-K filed April 15, 2005
                   File No. 000-23726

Dear Sir:

This letter is a supplement to our letter to you of May 19, 2005, sent on behalf of Golden Eagle International, Inc. ("GEII"). This letter contains additional information in response to your fourth question in which you asked :

4.	It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable”feasibility study and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

Supplementally, provide the Cangalli Reserves report prepared by Carlos Thompson and Giovanni Viscarra, dated February 2004, as referenced on page 15 and the Buen Futuro Reserve Report prepared by Michael Biste, Ronald Atwood, and Hugo Aparacio, dated February 2004. Include production from these properties since publication and recent cutoff grade calculations. To minimize shipping and handling costs, this report may be sent on a CD-ROM.

The informatioin on the CD-ROM that GEII sent you with our May 19, 2005, letter included the reserve reports for both Cangalli and Buen Futuro. With this letter, we have included the 2005 confirmations, as follows:

o

 Letter dated March 1, 2005, from Michael H. Biste, Ph.D., confirming “that the reserve estimates made in [his] report are at least as viable as they were when made in February 2004, and actually are considerably more viable.”

o

 Letter dated March 1, 2005, from Giovanni Viscarra, Geologist,, confirming “that the reserve estimates made in [his] report are at least as viable as they were when made in February 2004, and actually are considerably more viable.”

o	Letter dated March 1, 2005, from Mr. Viscarra offering his opinion that GEII “does not have any environmental remediation obligation at the Cangalli gold mine.”

We have also included Dr. Biste’s and Mr. Viscarra’s representations to Gordon, Hughes & Banks, GEII’s independent registered public accountants. Please do not hesitate to let us know if you have any other questions or comments, or if you need further explanation of any of the answers.

Sincerely yours,

Herrick K. Lidstone, Jr.
For the Firm

Cc: Golden Eagle International, Inc.

Enclosures: As described